Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of the Unitil Corporation 401(k) Plan Committee and the Plan Administrator of the Unitil Corporation Tax Deferred Savings and Investment Plan:

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-234391) pertaining to the Unitil Corporation Tax Deferred Savings and Investment Plan of our report dated June 5, 2023 relating to the statement of net assets available for plan benefits of the Unitil Corporation Tax Deferred Savings and Investment Plan as of December 31, 2022 and 2021 and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2022, included in this annual report on Form 11-K.

/s/ Caron & Bletzer, PLLC
Kingston, NH
June 5, 2023